UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT TO FORM N-8A

AMENDMENT TO NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly, Fundrise Growth Tech Interval Fund, LLC) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration, for the purpose of reflecting a change in its name, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such amendment to its notification of registration submits the following information:

Name:  Fundrise Growth Tech Fund, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):
11 Dupont Circle NW, 9th Floor
Washington, D.C.  20036

Telephone Number (including area code): (202)-584-0550

Name and address of agent for service of process:
Bjorn J. Hall
Rise Companies Corp.
11 Dupont Circle NW, 9th Floor
Washington, D.C.  20036

With copies of Notices and Communications to:
Sara P. Crovitz
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Suite 700
Washington, DC  20006-1871

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  [X]                              NO  [  ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this notification of registration to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, District of Columbia, on the 13th day of December, 2021.

Fundrise Growth Tech Fund, LLC

	By:	/s/ Benjamin S. Miller
`		Benjamin S. Miller
Chief Executive Officer

Attest:	/s/ Michelle Mirabal